TH International Limited

2501 Central Plaza

227 Huangpi North Road

Shanghai, People’s Republic of China, 200003

November 4, 2024

VIA CORRESPONDENCE

Robert Shapiro

Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TH International Limited Response to the Staff’s Comments on Form 20-F for the Fiscal Year Ended December 31, 2023 and Form 6-K Furnished August 29, 2024, File No. 001-41516

Dear Mr. Shapiro and Mr. Shenk:

TH International Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 23, 2024 regarding the above-referenced Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”) and the Form 6-K Furnished August 29, 2024 (the “Form 6-K”), File No. 001-41516.

The Staff’s comments are repeated below in bold and followed by the Company’s response. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the Form 20-F and Form 6-K.

Form 20-F for Fiscal Year Ended

December 31, 2023 Company-Operated

Store Costs and Expenses, page 69

1.	A significant portion of your company-operated store costs and expenses disclosure is dedicated to stating, in narrative text form, dollar changes in accounts disclosed in the table on the preceding page. In addition, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors. For example, you state payroll and employee benefits increased primarily due to increased headcount of your store operations, but you do not quantify this factor nor analyze the underlying reasons for the change in payroll and employee benefits decreasing as a percent of total revenues. As such, please consider revising this section by:

●	separately discussing and analyzing each expense line item;

●	relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;

●	listing and quantifying all of the material individual factors to which changes in accounts are attributable in the narrative text portion of the disclosure and providing analysis of the underlying reasons for the individual factors; and

●	quantifying the effects of changes in price, volume, and new lines of business on the expense line items, where appropriate.

Response: In response to the Staff’s comments, the Company has proposed to add below quantifying analysis on individual factors and to revise the disclosure of company-operated store costs and expenses on page 69 of the Form 20-F:

Food and packaging:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Food and packaging	493,198	314,550	178,648	56.8%

As a percentage of company-owned store revenues	35.1%	33.5%	N/A	156 bps	(1)

The food and packaging costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Ingredient costs	172,107
Freight	6,541
Total Change	178,648

Store rental expenses:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Store rental expenses	295,757	236,838	58,919	24.9%

As a percentage of company-owned store revenues	21.0%	25.2%	N/A	(420) bps	(1)

The store rental expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Store days(2)	110,386
Pricing impacts(3)	(51,467)
Total Change	58,919

Payroll and employee benefits:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Payroll and employee benefits	310,719	268,857	41,862	15.6%

As a percentage of company-owned store revenues	22.1%	28.7%	N/A	(655) bps	(1)

The payroll and employee benefits impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Store managers	23,397
Full-time store employees(4)	(38,738)
Part-time store employees(4)	57,203
Total Change	41,862

Delivery costs:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Delivery costs	116,960	73,616	43,344	58.9%

As a percentage of company-owned store revenues	8.3%	7.8%	N/A	47 bps	(1)

The delivery costs impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Number of delivery orders	54,023
Pricing impacts	(10,679)
Total Change	43,344

Other operating expenses:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Other operating expenses	121,417	107,770	13,647	12.7%

As a percentage of company-owned store revenues	8.6%	11.5%	N/A	(285) bps	(1)

The other operating expenses impacts for the year-over-year comparison, in thousands of RMB and basis points (as a percentage of current year company-owned store revenues), were driven by the following:

in thousands of RMB
Utilities	12,476
Operating material	1,761
Maintenance costs	1,439
Others	(2,029)
Total Change	13,647

Store depreciation and amortization:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
Store depreciation and amortization	139,612	118,659	20,953	17.7%

As a percentage of company-owned store revenues	9.9%	12.6%	N/A	(271) bps	(1)

The increase in store depreciation and amortization was primarily driven by the net opening of 82 company owned and operated stores during 2023.

Notes

1	Basis points which is used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.
2	Store days represents cumulative store operating days during the specific period. The increase was primarily driven by the net opening of 82 company owned and operated stores during 2023.
3	Pricing impacts were mostly because of decreased rental rate as a result of market price changes and certain rent concessions that we received during 2023.
4	The changes were primarily due to the shift in employee structure from full-time store employees to part-time store employees.

General and Administrative Expenses, page 69

2.	Please revise to quantify factors to which changes are attributed.

Item 5 - Operating and Financial Review and Prospects

Results of Operations

Revenues, page 69

Response: In response to the Staff’s comments, the Company has proposed to add below quantify factors and to revise the disclosure of general and administrative expenses on page 69 of the Form 20-F:

General and administrative expenses:

	Year Ended December 31,
	2023	2022	2023 vs 2022
	(in thousands of RMB, except for percentages and bps)
General and administrative expenses	343,623	289,544	54,079	18.7%

As a percentage of total revenues	21.8%	28.6%	N/A	(683) bps	(1)

Our general and administrative expenses increased by 18.7% from RMB289.5 million in 2022 to RMB343.6 million (US$48.4 million) in 2023, primarily due to:

●	RMB5.3 million increase in payroll and employee benefits as a result of growing headcount from 446 at end of December 2022 to 483 at end of December 2023;
●	RMB23.7 million increase in share-based compensation expenses;
●	RMB12.5 million incurrence in impairment losses of rental deposits as a result of store closures;
●	RMB22.1 million increase of professional fees related to our financing programs; and
●	RMB9.5million decrease in other professional fees and other miscellaneous expenses.

Note

1	Basis points which is used to express differences in rates. One basis point is the equivalent of 1/100 of one percent.

3.	Please quantify material factors to which changes are attributed and the impacts of changes in price, volume, and new lines of business on your results of operations. For example, you disclose company owned and operated stores revenue increased due to store count, number of days open, and same-store sales growth, but do not quantify the effects of these factors on revenue.

Response: In response to the Staff’s comments, the Company respectfully confirms that it will add a quantitative analysis on the company owned and operated store revenues based on factors attributable to changes in price, volume, and new lines of business etc. in related disclosures going forward. The Company also proposed to make below new disclosure on the year-over-year growth of revenues from company owned and operated stores in 2023 on page 69 of the Form 20-F:

Our revenues from company owned and operated stores were RMB1,405.4 million (US$197.9 million) in 2023, compared to RMB938.1 million in 2022, representing a 49.8% year-over-year growth. The growth was mainly attributable to an 82.5% increase in number of orders from 28.5 million in 2022 to 52.0 million in 2023, offset by a 17.9% decrease in average ticket size from RMB32.92 in 2022 to RMB27.03 in 2023.

Non-GAAP Financial Measures, page 73

4.	Please explain why you believe it is appropriate to adjust for store pre-opening expenses in the non-GAAP measures Adjusted Corporate EBITDA (and margin), Adjusted Net Loss (and margin), and Adjusted basic and diluted net loss per Ordinary Share. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: In response to the Staff’s comments, the Company respectfully advises the Staff that the store pre-opening expenses primarily consist of the non-cash rental expenses recognized during the rent-free store pre-opening period under U.S. GAAP, as well as labor and material costs incurred during the store pre-opening period, and that this non-cash rental adjustment as well as adjustment for labor and material costs incurred during the store pre-opening period provides management and investors with a more meaningful and reliable presentation about the performance of the Company’s revenue-generating activities and the profitability of its operations, therefore enhancing the comparability of the Company’s results of operations from period to period. Therefore, the Company believes that is not substituting an individually tailored recognition and measurement method for a GAAP measure and that the current presentation is in compliance with Question 100.04 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

However, in light of the Staff’s comments, the Company will no longer adjust store pre-opening expenses in these non-GAAP measures going forward.

5.	With regard to Adjusted Store EBITDA (and margin), please revise to reconcile from the most directly comparable GAAP measure, which appears to be GAAP operating profit or loss. To avoid the impression that this restaurant-level profit (loss) measure is a company-wide measure of performance, please discontinue the use of the term “EBITDA” in its title.

Response: In response to the Staff’s comments, the Company respectfully advises that current Adjusted Store EBITDA (and margin) reconciliation is based on its most directly comparable GAAP measure, i.e., fully-burdened gross profit prepared in accordance with GAAP, as per the Staff’s Comment Letter dated January 5, 2022. The Company respectfully confirms that fully-burdened gross profit equals to GAAP operating profit or loss for company owned and operated stores. The Company also respectfully proposed to use “Company owned and operated store contribution” to replace “adjusted store EBITDA” going forward to avoid the impression that this restaurant-level profit (loss) measure is a company-wide measure of performance.

Form 6-K Furnished August 29, 2024

Exhibit 99.1 - Earnings Release

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2024, page 11

6.	We note the disclosure on page 77 of your Form 20-F for fiscal year ended December 31, 2023 that the holder of each convertible note has the right, after June 10, 2025, to require you to repurchase all of such holder’s Notes at a repurchase price equal to the principal amount of such Note plus accrued and unpaid interest thereon to, but excluding, the repurchase date. Please tell us your basis in GAAP for classifying the convertible notes as non-current liabilities as of June 30, 2024

Response: In response to the Staff’s comments, the Company respectfully confirms that the convertible notes shall be classified as current liabilities as of June 30, 2024, and the Company will rectify related disclosure going forward.

***

If you have any additional questions regarding the Form 20-F, please contact the undersigned at albert.li@timschina.com, or our U.S. counsel, Steve Lin at steve.lin@hankunlaw.com or 86 10 8524 5826 of Han Kun Law Offices. Thank you.

Very truly yours,

By:	/s/ Dong Li
	Name:	Dong Li
	Title:	Chief Financial Officer